uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/1897

Date 8 February, 2007

SUPPL

Attention: Division of Corporation Finance

Subject: **Uralsvyazinform, Russia**
ADR: UVYZY, UVYPY
Information on corporate actions dd. January 9, 2007 – January 29, 2007

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. January 9, 2007 – January 29, 2007.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.

Sincerely yours,

07021127

PROCESSED
FEB 2 0 2007
THOMSON FINANCIAL

Elena V. Neverova
Head of Equity and IR Department

Enclosures:
1. Information on corporate actions dd. January 9, 2007 (bonds 3-Ч series fixed income and redemption).
2. Information on corporate actions dd. January 9, 2007 (bonds 04, 05 series removed from NP RTS).
3. Information on corporate actions dd. January 9, 2007 (bonds 04, 05 series admitted on OJSC RTS).
4. Information on corporate actions dd. January 9, 2007 (ordinary and preference shares removed from NP RTS).
5. Information on corporate actions dd. January 11, 2007 ((licence_broadcasting).
6. Information on corporate actions dd. January 29, 2007 (Board of Directors appointed CEO up to 2009).

dlw 2/16

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 09, 2007

On December 31, 2006 Uralsvyazinform effected the payoff of fixed income on bonds issue of 3-Ч series and redeemed the bonds of 3-Ч series at the nominal value. The redemption and fixed income payoff were not performed completely due to the reasons given below.

The category, type, and series of bonds: non-documentary registered bonds of 3-Ч series.

The state registration number of the Bond issue and the date of its state registration: 4-80-00175-A dd. June 10, 2002.

The state body that performed the Bond issue registration: Federal Commission for the Securities Market.

Amount of income on bonds of 3-Ч series was determined by the Bonds Resolution approved by Uralsvyazinform Board of Directors (Protocol # 18, dd. January 29, 2002).

The mode of fixed income repay on bonds of 3-Ч series:

- in cash form through the Issuer's pay office;
- non-cash settlement (bank transfer).

The overall par value of the bond issue totals RUR 1,000,000.
The overall fixed income to be paid made up RUR 5,000.

The final date of performing obligations by the Issuer: December 31, 2006.

Performance of obligations by the Issuer: the obligations were not performed completely.

Amount of obligations that were not completed:
On the fixed income: RUR 4,290.00.
On the nominal value of the bond issue: RUR 858,000.00

The reason the bond issue wasn't redeemed completely and the fixed income was not paid completely:

1. absence of bond holders that have chosen to obtain nominal value and fixed income on the bonds through the Issuer's pay office.
2. incorrect, incomplete or outdated postal addresses within the Bonds Register.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 9, 2007

On January 9, 2007, due to the reorganization of the trade institutor, OJSC Uralsvyazinform obtained a notification that the bond issues of 04 and 05 series were removed from the list of Nonprofit Partnership Russian Trading System Stock Exchange (NP RTS).

Characteristics of the securities removed from NP RTS:

- non-convertible interest-bearing documentary bearer bonds of 04 series with obligatory centralized custody; state registration number 4-07-00175-A dd. September 23, 2004;
- non-convertible interest-bearing documentary bearer bonds of 05 series with obligatory centralized custody; state registration number 4-08-00175-A dd. September 23, 2004.

The list designation: non-listed securities (admitted to trading without listing procedure).

The reason for which the securities were removed from the list of NP RTS: from January 1, 2007 on, according to the resolution of NP RTS Board of Directors dd. September 12, 2006 all trading operations within the classical market were transferred from NP RTS to Open Joint Stock Company Russian Trading System Stock Exchange.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 9, 2007

On January 9, 2007 OJSC Uralsvyazinform obtained a notification that the bond issues of 04 and 05 series were admitted to trading on Open Join-Stock Company Russian Trading System Stock Exchange (OJSC RTS).

Characteristics of the securities admitted to trading on OJSC RTS:

- non-convertible interest-bearing documentary bearer bonds of 04 series with obligatory centralized custody; state registration number 4-07-00175-A dd. September 23, 2004;
- non-convertible interest-bearing documentary bearer bonds of 05 series with obligatory centralized custody; state registration number 4-08-00175-A dd. September 23, 2004.

The list designation: non-listed securities (admitted to trading without listing procedure).

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

January 9, 2007

On January 9, 2007, due to the reorganization of the trade institutor, OJSC Uralsvyazinform ordinary and preference registered shares were removed from the list of Nonprofit Partnership Russian Trading System Stock Exchange (NP RTS).

Characteristics of the securities removed from NP RTS:
ordinary registered shares: 1-07-00175-A dd. September 9, 2003.
preference registered shares of A-type: 2-01-00175-A dd. September 9, 2003.

The list from which the securities were removed:
ordinary registered shares were removed from **1 Level "A" list.**
preference registered shares of A-type were removed from **2 Level "A" list.**

The reason for which the securities were removed from the list of NP RTS: from January 1, 2007 on, according to the resolution of NP RTS Board of Directors dd. September 12, 2006 all trading operations within the classical market were transferred from NP RTS to Open Joint Stock Company Russian Trading System Stock Exchange.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

uralsvyazinform

January 11, 2007

On January 11, 2007 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunication services for on-air broadcasting.

Number, date of issuing the license, and State authority that issued the license: *№47089* dd. December 27, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the notice from the Licensing authority.

The date on which a decision of the Licensing authority on issuing the present license entered into force: December 27, 2006.

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

uralsvyazinform

January 29, 2007

Uralsvyazinform Board of Directors appoints General Director up to 2009.

Uralsvyazinform Board of Directors in it session on 26 January, 2007 adopted the following resolutions (Protocol of the session No 8 dd. January 29, 2007):

1. To appoint Anatoly Y. Ufimkin General Director for Uralsvyazinform.
2. To determine the term of office of Uralsvyazinform General Director from 29 January 2007 up to 28 January 2009.
3. To approve the provisions of Employment Agreement concluded with Uralsvyazinform General Director Anatoly Y. Ufimkin.
4. Supplementary information on the person appointed CEO:

Share in the Company's Charter Capital: **0.2269 per cent.**
Share in the Company's common stock: **0.2747 per cent.**
Share in the Charter Capital of the Company's associated and dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations: **no share.**
Share in the common stock of the Company's associated and/or dependent organizations that may be acquired by the person in execution of his/her rights to the options granted to him/her by the Company or/and its associated and dependent companies: **no options had ever been issued by OJSC Uralsvyazinform or its associated and dependent companies.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

END